AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

April 5, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

MEGA PRECIOUS METALS HAS RELEASED RESULTS OF ITS 2009 DRILLING PROGRAM ON AVINO’S SILVER & GOLD EAGLE PROPERTY, YUKON TERRITORY

The Eagle property, held 100% by Avino Silver & Gold Mines Ltd. (the "Company") is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse. On November 13, 2008, the Eagle property was consolidated under option (now terminated) into the Eagle Project by Mega Precious Metals (“Mega”; formerly Mega Silver Inc.) of Thunder Bay, Ontario. From May 15 to September 17, 2009, Mega completed six NTW diamond drill holes on the Eagle property totaling 1,897.1m.

The 2009 Eagle Project work program was successful in indentifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

Hole D09EE-02 intersected three vein structures within a 23.7m wide zone assaying 47.1 g/t Ag, 0.38 % Pb, 3.85% Zn and 37.7 g/t In, and includes the upper vein which assayed 0.3g/t Au, 284.3 g/t Ag, 3.16% Pb, 7.11% Zn and 57.9 g/t In. In addition, hole D09EE-01 intercepted possible replacement-style disseminated arsenopyrite and pyrite mineralization that assayed 1.26 g/t Au over 1.5m (351.0-352.5m), indicating a possible new gold exploration target in the camp similar to the skarns of the Newry (Aurex) gold prospect roughly 13 km to the west-southwest.

EAGLE PROPERTY - DIAMOND DRILL RESULTS SUMMARY
Hole Number	Intercept						Analytical Results*
	Target	Drill Section	From (m)		To (m)	Width (m)	Au (ppb)	Ag (g/t)	Pb (ppm)	Zn (ppm)	In (g/t)
D09EE-01	Eagle Vein	L40+00E		328.6	332.7	4.1	16	15.1	554	1.16%	11.3
				346.3	352.5	6.2	425	12.2	489	1.86%	22.9
			Incl.	351.0	352.5	1.5	1263	15.7	138	797	0.1
D09EE-02	Eagle Vein	L40+00E		272.9	296.6	23.7	60	47.1	3750	3.85%	37.1
			Incl.	272.9	274.2	1.3	312	284.3	3.16%	7.11%	57.9
			Incl.	283.7	284.8	1.1	222	110.8	1.90%	12.01%	89.4
			Incl.	288.3	296.0	7.7	46	20.9	1008	4.89%	65.8
D09EE-03	Eagle / McLeod	L33+50E		267.7	268.4	0.7	8	29.4	3120	5262	n/a
D09EE-04	McLeod Fault	n/a		-	-	-	No significant results.
D09EE-10	Eagle Vein	L39+00E		305.1	305.9	0.8	160	28.1	0.35%	3.23%	n/a
D09EE-11	Eagle Vein	L42+00E		232.7	241.1	8.4	181	10.3	668	1.09%	n/a
			Incl.	232.7	234.1	1.4	934	18.6	482	2.53%	n/a
				244.5	265.5	19.0	58	29.1	2805	2.79%	n/a
			Incl.	252.5	254.5	2.0	112	145.0	1.03%	3.17%	20.3
			And	262.8	264.6	1.8	230	31.9	626	18.52%	285.4
* Analytical results reported in ppb (Au) and ppm (Pb, Zn) and g/t (In) unless otherwise indicated.

Holes D09EE-03 and -04 were drilled to test the potential of the McLeod fault, but returned no significant results.

Mega Precious Metals Inc. has returned the Eagle property to Avino due to a change in its corporate exploration objective which is now focused in the Red Lake gold camp in northwest Ontario.  We feel that not enough work has occurred to fully expose the potential of the property.

Since discovery of the Eagle vein in 1920, the Eagle property has had numerous surface exploration campaigns, including 1964 and 1978/79 core drilling campaigns, the primary target of the 2009 drilling was the Eagle vein fault.

The primary purpose of the 2009 work was to test with core drilling both at depth, following a westerly rake in mineralization interpreted from long section (holes D09EE-01 & -02), and laterally along the strike of the Eagle Ag-Au-Pb-Zn-In vein fault from the area of historic drilling (holes D09EE-10 & -11). Holes D09EE-03 and -04 also tested the McLeod Fault at the projected western extension of the Eagle vein on the Eagle Property.

From 1913 to 1989, the mines in the Keno City area produced over 6,600,000kg (214.0 million ounces) of silver, 322,000t of lead, and 198,000t of zinc from 4.85 million tonnes of siderite-quartz vein ore. In addition, from 1898 to 2006 Lightning and Duncan Creeks have produced a reported total of 15.5 million grams (49,416 ounces) of placer gold. The camp is currently being revived by Alexco Resource Corp., which after 4 years of exploration and development work recently announced a positive Development Plan for its Bellekeno mine and 408 tonne-per-day standard flotation mill project (Alexco News Release, Nov. 11, 2009).

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.